UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39925

TIAN RUIXIANG Holdings Ltd

30A Jingyuan Art Center, 3 Guangqu Road,

Chaoyang District, Beijing, People’s Republic of China

(010) 87529554

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Resignation of Independent Director

On November 25, 2021, Mr. Hai Jiang, an independent director and a member of the Compensation Committee, the Audit Committee and the Nominating and Corporate Governance Committee of the board of directors of the Company, notified the Company of his resignation from the board of directors for personal reasons, effective immediately. Mr. Hai Jiang’s resignation from the board of directors was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. The board of the directors of the Company expects to promptly nominate a replacement director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: November 30, 2021	By:	/s/ Zhe Wang
	Name:	Zhe Wang
	Title:	Chief Executive Officer